March 7, 2013

VIA CONFIDENTIAL SUBMISSION AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Sonia Gupta Barros

Re:	Diamond Resorts International, Inc.

Confidential Draft Registration Statement on Form S-1

Submitted January 25, 2013

CIK No. 0001566897

Dear Ms. Barros:

On behalf of our client, Diamond Resorts International, Inc. (the “Company”), set forth below are responses to your letter of comment dated February 21, 2013 (the “Letter”) relating to the above-referenced Confidential Draft Registration Statement on Form S-1 (as amended, the “Registration Statement”). The comments from the Letter are repeated below, and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Letter. Please note that we have not changed the page numbers in the headings or comments from the Letter, but the page numbers referred to in our responses below refer to the enclosed Amendment No. 1 to the Registration Statement (the “Amendment”).

Enclosed for your convenience is the Amendment, marked to show changes to the Confidential Draft Registration Statement submitted to the Securities and Exchange Commission (the “Commission”) on January 25, 2013. Please note that the Amendment also reflects various minor changes to the Registration Statement that were made as a result of new or different information available to the Company. Please note also that the Company intends to update the Registration Statement to include financial statements and other financial information as of, and for the year ended, December 31, 2012 in its next submission or filing of the Registration Statement (consistent with the anticipated timing of the filing of Diamond Resorts Corporation’s annual report on Form 10-K for the year ended December 31, 2012). The Company is providing certain supplemental materials to the Commission in connection with this response, including the analyst report supplementally attached hereto as Exhibit C. The Company hereby requests the return of such report pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”), and has marked the report accordingly.

We have the following responses to the Staff’s comments:

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:

As of the date of this response letter, neither the Company nor any other person on the Company’s behalf has presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act. The Company will furnish any such written material to the Commission if the Company relies upon Section 5(d) of the Securities Act to provide material to qualified institutional buyers or institutional accredited investors.

Supplementally provided as Exhibit A is the only research report, which relates to the Company’s outstanding senior secured notes, distributed by Credit Suisse Securities (USA) LLC, the only broker or dealer currently participating in the offering process, since it was initially notified of the Company’s proposed initial public offering of common stock. The Company will supplementally provide the Commission with any other research reports published or distributed by any broker or dealer participating in the offering process.

2.	Please tell us if the issuance of Diamond International common stock in exchange for Class A and Class B common units of Diamond LLC will be registered. If you are relying on an exemption from registration, please discuss the basis for such exemption in the prospectus.

Response:

The shares of the Company’s common stock that will be issued to holders (the “Existing Diamond LLC Unitholders”) of Class A and Class B common units of Diamond Resorts Parent, LLC (“Diamond LLC”) in exchange for such shares of Class A and Class B common units of Diamond LLC will be issued in a private placement in reliance on the exemptions from registration provided by Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder, without any marketing or sales activity that would constitute a “general solicitation.” The Company will rely on such exemptions based in part on representations to be made by the Existing Diamond LLC Unitholders in the applicable transaction documents, including customary representations with respect to each Existing Diamond LLC Unitholder’s status as an accredited investor and investment intent with respect to the shares of Diamond International common stock to be acquired. Accordingly, the issuance of the shares of the Company’s common stock to the Existing Diamond LLC Unitholders will not be registered under the Securities Act.

The Registration Statement has been revised in the Amendment on page 42 under the heading “Organizational Structure – Reorganization Transactions” to discuss the basis for this exemption. The Company will update Part II of the Registration Statement to include the requisite information regarding this private placement, consistent with the foregoing, once the Company enters into an agreement (or agreements) enforceable against the Company pursuant to which the shares of the Company’s common stock will be issued.

3.	Please provide us with marked copies of any study or report that you cite or on which you rely. Confirm that the industry reports or studies on which you rely were not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file the expert’s consent as an exhibit to the registration statement.

Response:

Supplementally provided as Exhibit B are marked copies of the studies and reports upon which the Company relied in connection with the preparation of the Registration Statement. The Company confirms that none of these industry reports or studies was prepared for the Company, and that the Company did not compensate any of the parties for the preparation of such reports and studies (although the Company pays standard membership fees to the ARDA International Foundation).

Summary, page 1

4.	Please revise your prospectus summary to provide a more balanced discussion of your risks in relation to your discussion of your competitive strengths and growth strategies. For example, see the following:

•

Please balance your statement on page 5 that no resort or Collection has terminated any of your management contracts in the past five years with the fact that such contracts may expire or not be renewed.

•	Please balance your discussion of your revenue growth in the hospitality and management services business on page 6 with a discussion of your continuing net losses.

•	Please balance your discussion of your strategy to increase membership in THE Club with the fact that you experienced lower member count in the club for the period ended September 30, 2012.

Please also expand your summary risk factor discussion to address some of your key risks in greater detail.

Response:

The Registration Statement has been revised in the Amendment throughout the prospectus summary to provide a more balanced discussion of the Company’s risks in relation to the discussion of the Company’s competitive strengths and growth strategies, including by adding clarifying disclosure under the headings “Competitive Strengths” and “Growth Strategies” beginning on page 5 and by expanding the summary risk factor discussion to address some of the Company’s key risks in greater detail beginning on page 8 under the heading “Prospectus Summary – Risks Related to Our Business.” In particular, the Registration Statement has been revised in the Amendment (i) to clarify on page 5 under the heading “Prospectus Summary – Competitive Strengths” that the Company’s contracts with its managed resorts and Collections may be subject to non-renewal or termination; (ii) to indicate within the summary risk factor discussion in the prospectus summary that the Company has incurred net losses in the past and that it may incur net losses in the future; (iii) to delete the previous statement on page 7 that “membership in THE Club will continue to grow organically” and disclose instead that the Company “expects that membership in THE Club will grow organically;” and (iv) to indicate within the summary risk factor discussion in the prospectus summary that the Company has experienced declines in THE Club membership in past periods and may experience declines or may not be able to grow THE Club membership in the future.

Dilution, page 48

5.	Please revise your dilution table to commence with historical net tangible book value per share as of September 30, 2012. In addition, please show the increase (decrease) in the net tangible book as a result of the reorganization transactions separately from the increase attributable to new investors.

Response:

The Company respectfully advises the Staff that it did not revise the dilution table to commence with historical net tangible book value per share as of September 30, 2012 because the Company’s net tangible book value per share as of such date cannot be calculated. The Registration Statement has been revised in the Amendment on page 49 under the heading “Dilution,” however, to clarify that the pro forma net tangible book value per share as of September 30, 2012 disclosed in the table represents the historical net tangible book value of Diamond Resorts Parent, LLC (“Diamond LLC”), divided by the pro forma number of shares of the Company’s common stock outstanding at that date, giving effect to the reorganization transactions. The Company can only present net tangible book value per share on a pro forma basis, giving effect to the reorganization transactions, because Diamond LLC is a limited liability company that does not issue shares, and the Company was not in existence as of September 30, 2012 (or as of December 31, 2012), currently has no shares outstanding, and will not have any shares outstanding until the consummation of the reorganization transactions. The Company also does not currently, and will not prior to the consummation of the reorganization transactions, have any tangible assets or liabilities. Further, because the dilution table now commences with the Company’s pro forma net tangible book value per share, which gives effect to the reorganization transactions, the Company also has not revised the dilution table to separately show the increase (decrease) in net tangible book value per share as a result of the reorganization transactions.

Unaudited Pro Forma Financial Information, page 50

6.	Please include within your pro forma financial statements the acquisition of Aegean Blue Holdings Plc or tell us why their inclusion would be inappropriate. In addition, please provide to us your calculation of your significance tests that support the exclusion of financial statements to be provided in compliance with Rule 3-05 of Regulation S-X.

Response:

In response to the Staff’s comment, below is the Company’s calculation of its significance tests that support the exclusion of financial statements of Aegean Blue Holdings Plc to be provided pursuant to Rule 3-05 of Regulation S-X:

Test[1]	Company 12/31/11 balances	20%	Aegean Blue 12/31/11 balances	Approximate Percent of Company 12/31/11 balances
Total Assets (Investment Test2)	$833,219,000	$166,643,800	$6,478,000	1%
Total Assets (Asset Test3)	$833,219,000	$166,643,800	$15,593,700	2%
Pretax Income from Continuing Operations (Pretax Income Test4)	$786,000	$157,200	$18,501	2%

(1)	All tests are based on historical financial statements as of, and for the year ended, December 31, 2011.
(2)	The Company’s and its other subsidiaries’ investments in and advances to Aegean Blue (i.e., the purchase price) as a percentage of the total assets of the Company and its subsidiaries consolidated as of December 31, 2011.
(3)	The Company’s and its other subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of Aegean Blue as a percentage of the total assets of the Company and its subsidiaries consolidated as of December 31, 2011.
(4)	The Company’s and its other subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of Aegean Blue exclusive of amounts attributable to any noncontrolling interests, as a percentage of such income of the Company and its subsidiaries consolidated for the year ended December 31, 2011.

Pro forma financial statements reflecting the Company’s acquisition of Aegean Blue Holdings Plc, or the Aegean Blue Acquisition, are not required pursuant to Rule 11-01 of Regulation S-X because the acquisition was below the significance thresholds set forth in such Rule, and management does not believe that such financial statements would be material to investors. Further, given that the Aegean Blue Acquisition is so far below the significance thresholds of Rule 11-01 of Regulation S-X, and that the Company views the acquired operations of Aegean Blue Holdings Plc, from a financial perspective, as otherwise immaterial, the Company believes that the inclusion of the Aegean Blue Acquisition in the pro forma financial statements contained in the Registration Statement would not provide any material benefit to investors and would unnecessarily complicate these pro forma financial statements. Accordingly, the Company believes that including the Aegean Blue Acquisition in the pro forma financial statements contained in the Registration Statement would be inappropriate.

Notes to Unaudited Pro Forma Combined Condensed Statements of Operations, page 55

7.	Please tell us how the adjustments to eliminate legal and professional fees incurred, reorganization costs incurred by PMR, and the gain on bargain purchase have a continuing impact.

Response:

The Company did not acquire all of the operations of Pacific Monarch Resorts, Inc. in connection with the Company’s acquisition of specified assets of Pacific Monarch Resorts, Inc. and its affiliates (the “PMR Acquisition”). Accordingly, the Company eliminated the legal and professional fees directly related to the operations not acquired and PMR Acquisition costs recorded by Pacific Monarch Resorts, Inc. for each period of pro forma information presented in the Registration Statement. The Company further eliminated all of the legal and professional fees incurred by the Company in connection with the consummation of the PMR Acquisition. These adjustments were made in accordance with Section 3250.1.c(ii) of the SEC Division of Corporation Finance Financial Reporting Manual, which provides in relevant part that an adjustment should be made to remove direct, incremental costs of the specific acquisition which are reflected in the historical financial statements of either the target or acquirer from the pro forma income statement (as a non-recurring charge directly related to the transaction).

Further, the Company has made an adjustment to remove all of the reorganization costs reported by Pacific Monarch Resorts, Inc. (which primarily include costs related to the bankruptcy proceedings of Pacific Monarch, Inc. and costs related to the PMR Acquisition) because the Company acquired assets rather than the stock of Pacific Monarch Resorts, Inc. The Company also considered this adjustment as directly related to the transaction because the assets were purchased out of bankruptcy. This adjustment to eliminate reorganization costs incurred by Pacific Monarch Resorts, Inc. will have a continuing impact as a result of the permanent exclusion of such costs and fees from future operations of the Company. Finally, the Company made an adjustment to remove the gain on bargain purchase directly related to the transaction, as the elimination will have a continuing impact as a result of the permanent exclusion of such gain on bargain purchase from future operations of the Company.

8.	Please tell us how the adjustment to eliminate the impairment of assets recorded by PMR is directly attributable to the transaction.

Response:

In light of the Staff’s comment, the Company has removed the adjustment to eliminate the impairment of assets recorded by Pacific Monarch Resorts, Inc.

Presentation of Certain Financial Metrics, page 66

9.	Please ensure that management discloses why each adjustment to net income to arrive at EBITDA, as adjusted is made, including why it is beneficial to investors to make such adjustments. Please ensure that you specifically address the following adjustments: corporate interest expense, estimated defaults on consumer loans originated in prior periods, loss on extinguishment of debt, and non-cash revenue. In regards to loss on extinguishment of debt and non-cash revenue, please tell us why it is appropriate to make these adjustments based upon them being non-cash given that EBITDA, as adjusted is used as a performance measure.

Response:

The Registration Statement has been revised in the Amendment beginning on page 68 under the heading “Presentation of Certain Financial Metrics” to disclose why adjustments are made to net income to arrive at Adjusted EBITDA, including why it is beneficial to investors to make such adjustments.

As now disclosed in the Registration Statement, with respect to loss on extinguishment of debt, this item includes the effect of write-offs of capitalized debt issuances and substantial modifications of the terms of the Company’s indebtedness. While the amounts booked by the Company with respect to these events include both cash and non-cash items, the Company makes an adjustment for loss on extinguishment of debt because the entire amounts are related to financing events, not the Company’s ongoing operations. Accordingly, these amounts are treated similarly to corporate interest and are added back to the Adjusted EBITDA calculation. Further, the Registration Statement has been revised to replace the term “non-cash revenue” with “revenue outside the ordinary course of business.” Revenue outside the ordinary course of business represents deferred revenue recognized in a period different than when the sales of units to which such revenue relates were consummated. Specifically, the Company recognized deferred sales revenue during the year ended December 31, 2009 upon the completion of the construction of certain units sold prior to the Company’s acquisition of Sunterra Corporation in April 2007. The Company believes that such revenue outside the ordinary course of business is not reflective of the Company’s financial performance in the period in which it recognized such revenue; accordingly, the Company excludes this revenue from its Adjusted EBITDA calculation. The Company respectfully advises the Staff that, although the Company excludes such revenue outside the ordinary course of business from its Adjusted EBITDA calculation, the last time the Company recognized any such revenue was in 2009, and the Company does not anticipate recognizing any such similar revenue in the future. The Company does not expect to adjust Adjusted EBITDA for the recognition of any such revenue outside the ordinary course in the future.

10.	Please provide to us additional information as to why the Vacation Interest cost of sales is essentially a non-cash item. Additionally, please disclose why it is beneficial to exclude these costs. Within your disclosure, please ensure that you address why you are eliminating the costs of vacation interest sold but not the revenue generated from these transactions.

Response:

In accordance with ASC 978, “Real-Estate Time-Sharing Activities,” as disclosed on page 61 of the Registration Statement, the Company records Vacation Interest cost of sales using the relative sales value method. This method was designed for developers of timeshare resorts that engage in significant property development and acquisition activities, and the Company believes this method is much less representative of the period-to-period financial performance of hospitality management services companies such as the Company that engage in very limited development activity. Additionally, this method requires the Company to make a number of projections and estimates, which are subject to significant uncertainty and retroactive adjustment in future periods. As discussed below, these “true-up” adjustments may result, and for the Company have resulted in prior periods, in major swings (both positive and negative) in the Company’s net income computed in accordance with GAAP, regardless of the Company’s underlying financial performance in the affected periods. The Company notes that research analysts covering its industry have recognized this potential distortion of operating results that can result from the relative sales value method. See, for example, the analyst report supplementally attached as Exhibit C with respect to one of the Company’s competitors. As discussed in greater detail below, due to the disproportionate impact that these true-up adjustments have on the Company’s results in the affected periods, and because Vacation Interest cost of sales has little to no relation to the Company’s financial performance (or its use of cash) in the periods in which those costs are recognized, the Company excludes Vacation Interest cost of sales from its Adjusted EBITDA calculation.

The Company notes also that the Company has excluded Vacation Interest cost of sales from its presentations of Adjusted EBITDA to investors since the Company’s formation in 2007. In particular, the Company excluded such amounts from the Company’s presentation of Adjusted EBITDA in the Company’s offering materials in connection with its offering of senior secured notes in 2010 and in the registration statement relating to the Company’s registered exchange offer with respect to such notes. The Company believes that its investors understand, and are comfortable with, such presentation.

In order to determine the amount that must be expensed for each dollar of vacation interest sales with respect to a particular project, the Company prepares a forecast of sales and certain costs for the entire project’s lifecycle. These forecasts require the Company to estimate, among other things, the costs to acquire (or, if applicable, build) additional VOIs, the total revenues expected to be earned on the project (including estimations of sales price per point and the aggregate number of points to be sold), the proper provision for uncollectible Vacation Interest sales revenue and sales incentives and projected future cost and volume of recoveries of VOIs. Then, these costs as a percentage of vacation interest sales are determined and that percentage is applied retroactively to all prior sales and is applied to sales within the current period and future periods with respect to a particular project. Because of the various estimates inherent in the projections and the fact that, other than the planned completion of a resort now managed by the Company following its recent transaction with Pacific Monarch Resorts, Inc., the Company has not undertaken any major development projects for over five years, nor are any such projects planned, the Company’s Vacation Interest cost of sales recorded on the Company’s financial statements has little to no relation to the Company’s financial performance or to any actual use of cash in the period in which such costs of sales are recorded, and as a result is considered a non-cash item.

Furthermore, as disclosed on page 61 of the Registration Statement, these projections are reviewed on a regular basis, and the relevant estimates used in the projections are revised (if necessary) based upon historical results and management’s new estimates. If any estimates are revised, the Company is required to adjust its Vacation Interest cost of sales using the revised estimates, and the entire adjustment required to correct Vacation Interest cost of sales over the life of the project to date (which, for the Company, goes back to its acquisition of Sunterra Corporation in 2007 and is currently anticipated to run through 2017) is taken in the period in which the estimates are revised (with the impact of any change being magnified to the extent the prior life of the project is longer). This means that, if the Company reviews its projections and determines that its estimated Vacation Interest cost of sales was higher (or lower) than its actual Vacation Interest cost of sales for the prior life of the project, the Company will be required to apply the higher (or lower) Vacation Interest cost of sales retroactively, and the Company’s Vacation Interest cost of sales for the current period will be increased (or reduced) by the aggregate amount by which it underestimated (or overestimated) Vacation Interest cost of sales over such period. This could result in artificially low (or artificially high, if the Company instead must make an adjustment as a result of a determination that Vacation Interest cost of sales has been underestimated) Vacation Interest cost of sales in the period in which the adjustment is made, regardless of how the Company is actually performing in such period, making it difficult for investors to evaluate the Company’s financial performance across historical periods. The Company notes for example that, because of such adjustments in the nine months ended September 30, 2011 and the full year ended December 31, 2011, the Company recorded a negative Vacation Interest cost of sales. In other words, in such periods, instead of reducing the Company’s operating income, the Vacation Interest cost of sales had the effect of increasing the Company’s operating income. Please see the Company’s response to Comment 13 below for additional detail regarding the Company’s requirement to make such adjustments. To avoid this disproportionate impact to the Company’s results for particular periods, and because (as discussed above) the Vacation Interest cost of sales recorded on the Company’s statement of operations pursuant to ASC 978 has little to no relation to the Company’s financial performance or cash expenditures in any particular period, the Company has chosen to exclude Vacation Interest cost of sales from its calculation of Adjusted EBITDA.

The Company excludes Vacation Interest cost of sales from Adjusted EBITDA, but does not exclude the revenue generated from these transactions, because Vacation Interest sales revenue (unlike Vacation Interest cost of sales) has a direct relationship to the Company’s financial performance and does not have the same potential to result in a disproportionate impact to the Company’s results for a particular period. The Company recognizes sales of VOIs on an accrual basis after (i) a binding sales contract has been executed; (ii) the buyer has adequately demonstrated a commitment to pay for the VOI; (iii) the rescission period required under applicable law has expired; (iv) collectability of the receivable representing the remainder of the sales price is reasonably assured; and (v) the Company has completed substantially all of its obligations with respect to any development related to the real estate sold (i.e., construction has been substantially completed and certain minimum project sales levels have been met). Because Vacation Interest sales revenue does not accrue until collectability is reasonably assured, there is a much closer tie between Vacation Interest sales revenue and the Company’s financial performance. Further, because Vacation Interest sales revenue relates only to revenue accrued in the current period, and does not tie to any other periods, there are no true-up adjustments relating to Vacation Interest sales revenue similar to those applicable to Vacation Interest cost of sales. Accordingly, Vacation Interest sales revenue and Vacation Interest cost of sales bear no meaningful relationship to one another.

The Registration Statement has been revised in the Amendment beginning on page 61 under the heading “Critical Accounting Policies and Use of Estimates – Vacation Interest Cost of Sales” to provide additional disclosure regarding how the Company is required to calculate Vacation Interest cost of sales, and on page 68 under the heading “Presentation of Certain Financial Metrics” to add disclosure regarding why it is beneficial to exclude Vacation Interest cost of sales from Adjusted EBITDA and why the Company excludes Vacation Interest cost of sales but not Vacation Interest sales revenue.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 59

Mortgages and Contracts Receivable and Allowance for Loan and Contract Losses, page 60

11.	Please provide additional information regarding your consumer loan portfolio including a discussion of the number of loans outstanding, the average balance, the number of loans currently in default, average interest rate charged, and an analysis of the changes in interest revenue that resulted from volume and interest rate changes.

Response:

The Registration Statement has been revised in the Amendment on page 110 under the heading “Business – Sales and Financing of VOIs” to disclose the approximate total number of loans in the Company’s loan portfolio, the outstanding aggregate loan balance, the number of loans outstanding (excluding loans in default), the average balance of such loans, the number of loans in default and the weighted average interest rate among loans in the Company’s consumer loan portfolio, in each case as of January 31, 2013. The Registration Statement has been further revised in the Amendment on pages 75, 80 and 86, as applicable, to provide disclosure regarding how changes in consumer loan volume and interest rates impacted interest revenue.

12.	Please specifically disclose what refinements management made to the treatment of closing costs. Please insure that you disclose management’s old and new treatment of closing costs and the reason for the change. Lastly, please tell us how you determined the cumulative adjustment recorded due to a refinement in the treatment of closing costs in the buyer’s commitment model utilized in calculating sales revenue did not have a material impact on the current or previously issued financial statements.

Response:

The Registration Statement has been revised in the Amendment on page 79 under the heading “Vacation Interest, Net” to disclose the specific refinements management made to the treatment of closing costs, including management’s old and new treatment of closing costs and the reason for the change.

In determining that the cumulative adjustment due to the refinement in the treatment of closing costs did not have a material impact on its current or previously issued financial statements, the Company assessed the materiality of the cumulative adjustment both quantitatively and qualitatively. In analyzing the effect of the cumulative adjustment in each of 2008, 2009, 2010 and 2011, the Company determined that it resulted in changes to Adjusted EBITDA of (4.9%), 1.4%, (1.5%) and 7.8%, respectively. In addition, when the Company examined the effect of the cumulative adjustment on individual line items, the resulting variances were immaterial with respect to any one line item. For 2009, 2010 and 2011, the cumulative adjustment resulted in changes to (i) Vacation Interest, Net of (0.8%), 0.7% and (2.9%), (ii) Vacation Interest cost of sales of 0.7%, (0.6%) and (13.4%), and (iii) Advertising, sales and marketing of 0.2%, (0.2%) and 0.7%, respectively. The Company gave particular consideration to the impact of the cumulative adjustment on Adjusted EBITDA because the Company believes that Adjusted EBITDA is reflective of the Company’s financial performance. For further discussion of Adjusted EBITDA, see page 68 of the Registration Statement under the heading “Presentation of Certain Financial Metrics.”

In addition, because the cumulative adjustment relates solely to the timing of revenue recognition by the Company pursuant to GAAP, rather than to whether the revenue will be recognized at all, the Company does not believe that this cumulative adjustment has a material relationship to the Company’s financial performance. The cumulative adjustment does not have any impact on the Company’s operational revenue or related loans. Further, the adjustments did not have an impact on any of the Company’s covenant calculations in any period presented in the Registration Statement, and all debt instruments with financial covenants had been paid in full for the periods impacted by this change in the model. Finally, the cumulative adjustment did not have the effect of masking a change in trends, as disclosure within “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Registration Statement separately discusses the revenue recognition matter described above. None of the operating statistics reported in this section that would be indicative of trends (such as volume per guest, transaction price, closing percentage) reflects GAAP adjustments such as the cumulative adjustment described above.

13.	Please provide us with more detail relating to the specific drivers that caused vacation interest costs of sales to be reduced significantly under the relative sales value method compared to prior periods.

Response:

As described in the Company’s response to Comment 10 above, the Company records Vacation Interest cost of sales using the relative sales value method in accordance with ASC 978, “Real-Estate Time-Sharing Activities.” Pursuant to the relative sales value method, if any of the estimates related to the Company’s projection of Vacation Interest cost of sales are revised, the Company is required to adjust its Vacation Interest cost of sales using the revised estimates, and the entire adjustment required to adjust Vacation Interest cost of sales over the life of the project to date is taken in the period in which the estimates are revised. This can result in large changes in Vacation Interest cost of sales from period to period, as occurred in the year ended December 31, 2011 as compared to the year ended December 31, 2010.

The $49.4 million decrease in Vacation Interest cost of sales for the year ended December 31, 2011 as compared to the year ended December 31, 2010 was attributable to multiple revisions to the estimates related to the Company’s projection of Vacation Interest cost of sales, which are described in further detail below.

First, in September 2010 the Company increased the price at which it sold points, and in December 2010 the Company discontinued an incentive program whereby purchasers of points were provided with additional points at no charge. These changes resulted in an increase in the Company’s actual sales price per point in 2011, which caused the Company to increase its estimated projected sales price per point.

Additionally, in December 2011 the Company revised one of the methods by which it estimates future point sales. Because the Company holds intervals that will be deeded into the Company’s various Collections so that they are available for use by the members of such Collection, estimates are made as to the point values per interval and which Collection the intervals will be deeded into. Prior to December 2011, the Company utilized a calculated point per interval specific to each resort. At December 2011, the Company determined that the best estimate as to such matters is the weighted average point value per Collection. The Company also had deeded inventory originally assumed to be sold by the U.S. Collection into the Hawaii Collection, thereby increasing the estimated future point values as the Hawaii Collection has a higher weighted average point value. Further, the acquisition of assets of Tempus Resorts International, Ltd. in July 2011 ( the “Tempus Resorts Acquisition”) provided additional VOI inventory to the Company, which also resulted in an increase in the Company’s estimated future points sales.

Finally, the Company continues to recover low or no cost inventory through its inventory recovery agreements, which has the effect of decreasing the estimated average inventory cost per point. Because the VOI inventory acquired in the Tempus Resorts Acquisition was acquired at a discount as determined by the Company’s fair value valuation of such inventory, the Company’s estimated average inventory cost per point was further decreased. The cumulative effect of the changes in estimates described above, and the fact that ASC 978 requires that the entire adjustment required to correct Vacation Interest cost of sales over the life of the project to date is taken in the period in which the estimates are revised, caused Vacation Interest cost of sales to be reduced significantly under the relative sales value method compared to prior periods.

Results of Operations, page 70

14.	Please clearly define the same-store properties referred to in the MD&A and how these differ from each year.

Response:

The Registration Statement has been revised in the Amendment beginning on page 73 under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to define the same-store properties referred to in MD&A, which definition explains how these may differ each year. The Registration Statement has further been revised in the Amendment to include, in the first place there is a comparison of same-store results between two periods within each of the Hospitality and Management Services segment and the Vacation Interest Sales and Financing segment, as applicable, the number of applicable “stores.”

New Accounting Pronouncements, page 98

15.	We note that you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Jumpstart Our Business Startups Act. Please include a statement that the election is irrevocable.

Response:

The Registration Statement has been revised in the Amendment on page 101 under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – New Accounting Pronouncements” to clarify that the Company’s election to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Jumpstart Our Business Startups Act is irrevocable.

Business, page 103

16.	We note your statement that your management fees are not impacted by changes in a resort’s ADR or occupancy level. Please tell us what management views as key performance measures for your managed resorts.

Response:

The Company’s management fees are not impacted by changes in a resort’s ADR or occupancy level because management fees with respect to a resort are based on a cost-plus structure and are calculated based on the direct and indirect costs incurred by the HOA of such resort. As a result of this cost-plus structure, and as an alternative to ADR and occupancy levels, management considers (1) satisfaction of HOAs, their boards and their owners and (2) the quality of the managed resort, based upon various factors and relative to other managed resorts within the Company’s portfolio (and, in certain markets, resorts managed by the Company’s competitors), as important measures of performance for a typical managed resort. Furthermore, ultimately and fundamentally tied to these evaluations of satisfaction and quality is whether or not the HOA continues to utilize the Company for its management services, which the Company views as the most significant measure of performance for its managed resorts.

As disclosed on page 107 of the Registration Statement, the Company’s management contracts generally have three to five year terms and automatically renew, but provide for early termination rights in certain circumstances. The Company’s management agreements generally may only be terminated by an HOA upon a vote of the owners. Although the level of satisfaction of HOA members at a resort may be difficult to quantify, one key indicator of owner satisfaction is whether or not the HOA has voted to terminate (or otherwise not renew) its management agreement with the Company. Over the past five years, no HOA has terminated or elected not to renew a management agreement with the Company.

In further evaluating the satisfaction of an HOA and its owners, the Company monitors and considers the results of customer surveys and reviews other postings and commentary, both those solicited by the Company directly and those compiled by third parties such as TripAdvisor that are engaged in the business of aggregating relevant customer reviews.

In measuring the quality of a managed resort relative to other managed resorts within the Company’s portfolio, the Company considers, among other factors, the quality and types of amenities and services offered at a managed resort, the quality of units at the resort and the general maintenance of the managed resort, all with a view towards maintaining the Company’s high quality standards and strong brand reputation. In evaluating the quality of a managed resort, the Company relies, in part, upon quality of services assessments prepared by managers of the resorts and results of, and ratings included within, reviews solicited by the Company or otherwise compiled by third parties.

17.	We note that under your management contracts, you receive a management fee based on the cost of operating each applicable resort. Please disclose how you determine the costs by which your fees are determined under your management contracts. Please also disclose on a portfolio basis the average operating cost per unit for your managed resorts. If there has been a material change in such average operating cost per unit for each of the last three years, please also disclose the extent of such change.

Response:

The Registration Statement has been revised in the Amendment on page 5 under the heading “Prospectus Summary – Competitive Strengths” and on page 107 under the heading “Business – Our Services – Hospitality and Management Services” to provide additional information as to how the Company determines the costs by which its fees are determined under its management contracts with HOAs.

The Company respectfully advises the Staff, however, that it does not believe that providing the average operating cost per unit for its managed resorts on a portfolio basis will provide any meaningful information to investors. In particular, operating costs vary dramatically among units (whether such units are located within the same managed resort or located in separate resorts), based upon such factors as the size of the unit, the amenities and other services offered at the resort in which the unit is located and the location of the resort in which the unit is located. For example, the costs associated with air conditioning for a managed resort located in Nevada will be significantly higher than such costs for a managed resort located in Michigan, based upon the climate of the region. Also, unit sizes vary from small studios to penthouse suites with 3+ bedrooms and baths, and some resorts have essentially no amenities (other than parking spaces), whereas others have beachfront, multiple pools, spas, exercise facilities, restaurants, concierge services, etc. Because such factors cause the operating cost per unit to vary dramatically, the Company’s management does not track the average operating cost per unit on a portfolio basis, and the Company believes that presentation of an average operating cost per unit could be misleading and would not provide any material benefit to investors.

18.	We note your disclosure that your affiliated resorts provide access to a certain number of vacation intervals or units either in exchange for you providing similar usage of intervals or units at your managed resorts or for a maintenance or rental fee. Please describe such fee arrangements, if material.

Response:

In the vast majority of cases, the Company’s affiliated resorts provide the Company with access to their vacation intervals or units in exchange for the Company’s providing similar usage of intervals or units at its managed resorts, and no fees are paid by the Company in connection with these exchanges. However, in a very limited number of circumstances, the Company receives access to vacation intervals or units at its affiliated resorts through two other types of arrangements.

In the first of these types of arrangements, the Company pays an upfront fee to an affiliated resort for access to a specified number of vacation intervals or units, and the Company incorporates this upfront fee into its calculation for annual dues to be paid by members of THE Club. Accordingly, any fees paid to such affiliated resorts are offset by the annual dues paid by members of THE Club.

In the second of these types of arrangements, a holder of Company points or intervals who desires to stay at an affiliated resort for a particular time period deposits points with the Company and, in exchange, the Company pays the affiliated resort the funds required in order to allow such holder access to the desired unit for the desired time period. The Company is then able to re-sell the occupancy represented by the points or intervals deposited with the Company by such holder, without having to deplete its inventory of VOIs, and the proceeds thereof offset the fee the Company paid to the affiliated resort.

Because these two types of fee arrangements represent such a small portion of the Company’s relationships with its affiliated resorts, the total fees paid under these arrangements are fairly insignificant, and any fees paid under any individual arrangement are immaterial. In addition, as described above, the amounts paid by the Company pursuant to these fee arrangements are offset by either the annual dues paid by members of THE Club or the Company’s ability to re-sell the occupancy represented by the points or intervals deposited with the Company without reducing its inventory of VOIs. Accordingly, the Company does not believe that any of these fee arrangements with its affiliated resorts are material to the Company or its business. Nevertheless, the Registration Statement has been revised in the Amendment beginning on page 115 to provide disclosure regarding these two types of fee arrangements.

19.	Please expand your disclosure of your operation and management of the Collections beginning on page 123 to describe in greater detail the trust agreements, the amount of commercial space you own and the leases and other contractual arrangements.

Response:

The Registration Statement has been revised in the Amendment beginning on page 127 under the heading “Business – Operation and Management of the Collections” to provide additional disclosure regarding the trust agreements, leases and other contractual arrangements.

The Company respectfully advises the Staff, however, that it does not believe that providing greater detail regarding the amount of commercial space owned by the Company will provide any material benefit to investors. The amount of Company-owned “commercial space” is immaterial because, as disclosed on page 127 of the Registration Statement, commercial space owned by the Company is used generally for the Company’s sales centers, food and beverage operations, gift shops and other guest services and represents an insignificant portion of the Company’s total facilities. These “commercial spaces” are not used as commercial shopping malls or other major retail operations, but rather serve as basic amenities provided to the guests at the Company’s resorts. Nevertheless, the Registration Statement has been revised in the Amendment on page 127 to provide additional disclosure regarding these matters.

20.	We note that you anticipate organic growth in membership in THE Club as intervals are converted into points. Please provide disclosure on the amount of intervals you have remaining as of a recently practicable date.

Response:

The Registration Statement has been revised in the Amendment on page 129 under the heading “Business – Interval Ownership” to provide disclosure on the approximate number of owner-families that own intervals but were not members of THE Club as of January 31, 2013, which the Company believes is the relevant statistic in this regard.

21.	Please disclose the amount of VOI inventory you have had going back three years and discuss the amount you have purchased versus reacquired through inventory recovery.

Response:

The Company tracks its recovered inventory based upon its capitalized costs for such inventory in each applicable period. The Registration Statement has been revised in the Amendment beginning on page 108 under the heading “Our Services – Sales and Financing of VOIs” to disclose the amounts recorded for inventory that the Company had at December 31 of 2012, 2011 and 2010, respectively. The Registration Statement has also been revised to disclose the amounts recorded for inventory acquired through the Company’s strategic acquisitions. Further, the Registration Statement has been revised to disclose the amounts recorded for the Company’s inventory acquired pursuant to its inventory recovery agreements and consumer loan defaults.

22.	Please discuss the underwriting criteria you use in evaluating applications to finance VOIs.

Response:

The Registration Statement has been revised in the Amendment on page 110 under the heading “Business – Our Services – Sales and Financing of VOIs,” to disclose the underwriting criteria the Company uses in evaluating applications to finance VOIs.

23.	Please provide additional information on the number of resorts included in your managed portfolio that provide full service, such as food & beverage, versus limited service, and the additional revenue derived from the full service resorts.

Response:

The Registration Statement has been revised in the Amendment on page 115 under the heading “Business – Our Resort Network” to provide additional information regarding the number of resorts included in the Company’s managed portfolio that have food and beverage operations, have a gift shop, pro shop or convenience store and/or have a golf course, leisure center or spa.

The Company respectfully advises the Staff that, to the extent that the Company receives revenue from its “full service” operations, these revenues are already reported in Consolidated Resort Operations Revenue. As described on page 64 of the Registration Statement, Consolidated Resort Operations Revenue also includes revenues received from the Company’s providing of services to its properties located in St. Maarten, which are traditionally administered by the HOA of a managed resort. The revenue derived from the Company’s providing of services to its St. Maarten properties has historically constituted a majority of the Company’s revenues reported in Consolidated Resort Operations Revenue in a period. Accordingly, the Registration Statement has been revised in the Amendment on page 115 to clarify that the Company’s additional revenue from “full service” operations is included in Consolidated Resort Operations Revenue and on page 64 to clarify that revenue from the Company’s providing of services to its properties located in St. Maarten has historically constituted a majority of the Company’s revenue reported in Consolidated Resort Operations Revenue.

24.	Please tell us if any fees are paid to you or by you to affiliated resorts that are not managed by you to be included in your resort network. Please also discuss how difficult it is to terminate your relationship with an affiliate resort and whether there are any termination fees.

Response:

In general, pursuant to the terms of the vast majority of affiliation agreements between the Company and its affiliated resorts, the Company does not pay to, and the Company does not receive payment from, its affiliated resorts that are not managed by the Company and which are included in the Company’s resort network. In limited circumstances, however, the Company does pay fees to its affiliated resorts that are not managed by the Company; however, none of the fees paid to such affiliated resorts are, individually or in the aggregate, material to the Company or its business. Please see the Company’s response to Comment 18 above for additional detail. As disclosed on page 116 of the Registration Statement, however, the Company does own, through one or more of the Collections, intervals at some of the Company’s affiliated resorts. In connection with the Company’s ownership of such intervals, the Company pays customary maintenance fees relating to its ownership, but such fees are not related to the affiliation agreement or the Company’s affiliation with the resort in question.

Further, pursuant to the terms of the various affiliation agreements between the Company and the affiliated resorts included in the Company’s resort network, the Company is not obligated to pay, nor is it entitled to receive, any fees in connection with the termination of its affiliation with such resorts. The majority of these affiliate agreements allow for termination by the Company upon 30 days’ notice to the affiliated resort, while some others cannot be terminated until a specified future date. The Registration Statement has been revised in the Amendment on page 116 under the heading “Business – Our Resort Network” to discuss these termination provisions, as well as the fact that the Company is not obligated to pay any fees in connection with the termination of the Company’s affiliation with its affiliated resorts.

Management, page 133

25.	For each director or person nominated or chosen to become a director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K.

Response:

The Registration Statement has been revised in the Amendment beginning on page 137 under the heading “Management – Directors and Executive Officers” to include a brief discussion regarding the specific experience, qualifications, attributes or skills that led to the conclusion that a director should serve in its capacity as such.

Executive Compensation, page 137

26.	Please include compensation disclosure as required by Item 402 of Regulation S-K or tell us why you believe it is not required. Please refer to Item 402(a)(2) which requires disclosure of all compensation awarded to, earned by, or paid to the named executive officers “by any person”.

Response:

The Company does not believe that the compensation disclosure required by Item 402 of Regulation S-K is applicable to the Company and the compensation paid to its named executive officers. As disclosed on page 142 of the Registration Statement, HM&C provides the Company with the services of each of Stephen Cloobeck and David Palmer, the Company’s only two executive officers during 2012 (the “Named Executive Officers”), pursuant to the terms of the HM&C Agreement. In connection with HM&C’s provision of services to the Company, the Company paid annual management fees to HM&C. The Company did not, however, pay any direct compensation to either of Stephen Cloobeck or David Palmer for services provided to the Company during the applicable periods covered by the Registration Statement. Rather, Messrs. Cloobeck and Palmer were compensated directly by HM&C pursuant to the terms of a services agreement with HM&C.

While the board of directors of the Company (the “Board”) approves annually any payments by the Company pursuant to the HM&C Agreement, including the annual fees for services payable to HM&C, the Board does not make or control, and does not have the authority to make or control, any decisions as to the specific compensation of any individual Named Executive Officer or any other officer of HM&C or any other person providing services to the Company on behalf of HM&C or the allocation of annual fees payable to HM&C to any individual Named Executive Officer or any other officer of HM&C or any other person providing services to the Company on behalf of HM&C. Further, Messrs. Cloobeck and Palmer (as the only directors associated with HM&C) are the only members of the Board with knowledge of the specific compensation arrangements that such individuals have with HM&C, including any allocation of such annual fees among the Named Executive Officers. Accordingly, the Board is not aware of, and does not take into consideration, any allocation of the annual management fees to any individual Named Executive Officer or any other officer of HM&C or any other person providing services to the Company on behalf of HM&C when the Board approves, on an annual basis, the annual management fees under the HM&C Agreement. In addition, neither the Company nor the Board has any right to require HM&C to disclose the individual compensation arrangements of the Named Executive Officers and/or what allocation of the annual fees among the Named Executive Officers exists.

The Company believes that its position regarding compensation disclosure for the Named Executive Officers is consistent with the Staff’s Compliance and Disclosure Interpretation (“C&DI”) 217.08 pertaining to disclosure under Item 402(a) of Regulation S-K. C&DI 217.08 indicates that, in lieu of such compensation disclosure, an issuer, such as the Company, which pays a management fee to a third party is required to describe the management agreement and fees payable thereunder as required by Item 404 of Regulation S-K, as the Company discloses in the Registration Statement on pages 142 and 152 thereof. Further, the Company’s presentation of the terms of the HM&C Agreement and the fees paid thereunder, in lieu of disclosure of specific compensation of the Named Executive Officers, is consistent with disclosure of other reporting companies with similar management fee structures.

The Company further notes that this management fee structure pursuant to the HM&C Agreement has an underlying business purpose: it facilitates the Company’s allocation of overhead expenses under the management contracts for each of its managed resorts. Specifically, through this structure, the Company factors its payment obligations pursuant to the HM&C Agreement into its overhead costs associated with operating the Company’s managed resorts, and the Company passes these overhead charges on to the HOAs in the form of annual fees, as described in the Registration Statement. In addition, the Company advises the Staff that the HM&C Agreement and the services and fee arrangements provided thereunder were not established in contemplation of this offering. Rather, this type of management fee structure has been in place since the Company’s acquisition of Sunterra Corporation in 2007.

27.	Please tell us if you reimburse HM&C for any compensation costs in addition to the annual management fee. We may have further comments.

Response:

The Company does not reimburse HM&C for any compensation costs in addition to (1) the annual management fees paid by the Company to HM&C and (2) the annual incentive payment paid by the Company to HM&C based on overall performance goals and metrics established by the Board, in either such case pursuant to the HM&C Agreement.

28.	Please tell us if HM&C provides management services to companies other than you.

Response:

HM&C has advised the Company that, in addition to its provision of services to the Company, HM&C provides de minimis services to other companies affiliated with Stephen J. Cloobeck. These services provided by HM&C to other companies, however, are not hospitality management related services, but rather involve HM&C providing general corporate overhead services.

29.	Please disclose any termination fees under the HM&C Agreement.

Response:

The Registration Statement has been revised in the Amendment on page 153 under the heading “Certain Relationships and Related Party Transactions – HM&C Management Services Agreement” to disclose that, upon termination of the HM&C Agreement, HM&C is entitled to all compensation, disbursements and payments which have been earned by HM&C through the date of termination. Such compensation, disbursements and payments include any prorated portions of the respective annual management fees relating to HM&C’s provision of the HOA Management Services and the corporate management services, the annual incentive payment and reimbursement of expenses. Other than these obligations, there is no fee generated by, or otherwise payable due to, the termination of the HM&C Agreement.

Underwriting, page 164

30.	We note your disclosure on page 166 that certain underwriters and their affiliates have performed other services for you and your affiliates. Please provide additional details on any services provided to you by the underwriters or their affiliates.

Response:

The Registration Statement has been revised in the Amendment on page 172 under the heading “Underwriting” to provide additional details on the services provided by the underwriters or their affiliates to the Company.

Financial Statements

For the Year Ended December 31, 2011 and 2010

Consolidated Statements of Operations, page F-5

31.	Please tell us how the gain on bargain purchase decreased to $14.3 million for the year ended December 31, 2011 from $34.2 million for the nine months ended September 30, 2011.

Response:

For the nine months ended September 30, 2011, the Company reported a gain on bargain purchase of $34.2 million related to the Tempus Resorts Acquisition. Due to the timing of this acquisition, the Company had not yet finalized its purchase accounting computations and the Form 10-Q of Diamond Resorts Corporation for the quarter ended September 30, 2011 disclosed that the purchase accounting entries were provisional and could change materially. The Company originally reported its gain on bargain purchase with respect to the Tempus Resorts Acquisition based upon historical trends and Tempus’s limited records regarding Tempus’s assets and financial performance, including its portfolio of mortgages and contracts receivables. However, the Company subsequently developed further information regarding the inherent acquisition date default rate with respect to the portfolio of mortgages and contracts receivable acquired, which rate was higher than the Company had originally estimated in its preliminary valuation. This additional default data caused the Company to re-value the acquisition date fair value of the acquired portfolio of mortgages and contracts receivable, which resulted in a reduction of $10.6 million in the fair value of mortgages and contracts receivable and, accordingly, a corresponding deduction in gain on bargain purchase reflected in the fourth quarter of 2011.

Also, for the nine months ended September 30, 2011, the gain on bargain purchase was reported on a gross basis, without reduction for the deferred tax liability attributable to the difference in book value and tax basis. The effect of recording the acquired deferred tax liability and the equal and offsetting release of the Company’s valuation allowance was included in the benefit for income taxes line. Based upon further review of technical guidance in connection with the Company’s preparation of financial statements for the year ended December 31, 2011, however, the Company determined that it would be appropriate to include the deferred tax effect of the acquired deferred tax liability in the gain on bargain purchase line as opposed to the benefit for income taxes line. Accordingly, for the year ended December 31, 2011, the gain on bargain purchase was further reduced by the $8.6 million deferred tax liability attributable to the difference in book and tax basis in the assets acquired. As the corresponding release of valuation allowance for such period was still reported on the benefit for income taxes line, however, this change did not affect the Company’s net income for the year. The remaining decrease in gain on bargain purchase was due to immaterial changes to purchase accounting entries based upon information that was not available as of September 30, 2011.

Notes to Consolidated Financial Statements

Note 16. Employee Benefit Plans, page F-41

32.	In your amended filing please disclose a roll forward of your insurance reserves for each year presented. The roll forward should include the amount of incurred claims, any changes in the provision for prior year events, and the amount of payments made. Disclose how you are estimating for claims incurred but not yet reported and indicate where these accruals are included on your consolidated financial statements.

Response:

The Registration Statement has been revised in the Amendment on page F-41 under the heading “Note 16 – Employee Benefit Plans” to disclose a roll forward of the Company’s insurance reserves for each year presented, and for such roll forward, the amount of incurred claims, any changes in the provision for prior year events, and the amount of payments made. The Registration Statement has also been revised in the Amendment on page F-41 to disclose how the Company is estimating for claims incurred but not yet reported and to indicate where these accruals are included in the Company’s consolidated financial statements.

Note 21. Business Combinations, page F-53

33.	Please provide to us additional information supporting the recognition of the bargain purchase gain on your acquisitions of Tempus Resorts and PMR. Specifically, tell us the facts and circumstances that support the recognition of the gain and a summary of the valuation methods used to value the significant assets including the major assumptions.

Response:

Provided below is additional information supporting the recognition of the bargain purchase gain on the Company’s acquisitions of assets from Tempus Resorts International, Ltd. and Pacific Monarch Resorts, Inc., including a summary of the valuation methods used to value the significant assets (including the major assumptions). In each case, the gain on bargain purchase was expected given the distressed nature of these two transactions (i.e., in each case, the purchased assets were acquired out of bankruptcy) and the limited number of potential purchasers of these respective businesses.

Tempus Resorts International, Ltd.

The assets acquired in the Tempus Resorts Acquisition consisted primarily of mortgages receivables, customer relationships, management contracts, unsold vacation interests, net, an amenity fee agreement, amounts due from related parties, other receivables, prepaid expenses and other assets and property and equipment, net. The Company valued these assets as set forth below. Based upon such valuation methodology, the total value exceeded the purchase price for such assets resulting in the gain on bargain purchase set forth in the Company’s financial statements.

Mortgages Receivable

The Company acquired two separate pools of receivables. Both pools were valued using the present value of the after-tax cash flows generated over the life of the assets. Several assumptions were used in modeling the expected cash flows in addition to the regular principal payments outlined in the terms of the mortgage, including a weighted average coupon, loan servicing fee, prepayment rate and default rate.

Customer Relationships

It is the experience of the Company that existing customers purchase more VOIs, and the customers at closing were assumed to act similarly. After assuming an upgrade rate and an attrition rate for the customers to predict the revenues generated over time, costs and expenses were deducted to result in the after-tax cash flows. The value of the customer relationships was then set by taking the present value of the after-tax cash flows.

Management Contracts

The Company acquired two management contracts. Each was valued at the expected present value of the after-tax cash flows generated over the estimated useful life of such contract. The expected cash flows projected were based off the terms of the management contracts, and adjusted for inflation and the costs and expenses required to generate the revenues under such contracts.

Unsold Vacation Interests, net

The inventory purchased was valued at the expected present value of the after-tax cash flows generated during the estimated period of time it would take to sell the entire amount of inventory purchased.

Amenity Fee Agreement

The amenity fee agreement was valued at the expected present value of the after-tax cash flows to be generated over the useful life of the contract.

Amounts Due from Related Parties

The assets were reviewed for reasonableness and collectability and recorded at the historic book value.

Other Receivables

The assets were reviewed for reasonableness and collectability and recorded at the historic book value.

Prepaid Expenses and Other Assets

The assets were reviewed for reasonableness and collectability and recorded at the historic book value.

Property and Equipment, net

All of the property and equipment acquired by the Company was valued by a third party and is depreciated in a straight line basis over the estimated useful life of the asset.

Pacific Monarch Resorts, Inc.

The assets acquired in the PMR Acquisition consisted primarily of mortgages receivable, customer relationships, management contracts, unsold vacation interests, net, amounts due from related parties, other receivables, prepaid expenses and other assets and property and equipment, net. The Company valued these assets as set forth below. Based upon such valuation methodology, the total value exceeded the purchase price for such assets resulting in the gain on bargain purchase set forth in the Company’s financial statements.

Mortgages Receivable

The Company acquired a single pool of receivables. This pool was valued using the present value of the after-tax cash flows generated over the life of the assets. Several assumptions were used in modeling the expected cash flows in addition to the regular principal payments outlined in the terms of the mortgage, including a weighted average coupon, loan servicing fee, prepayment rate and a default rate.

Customer Relationships

It is the experience of the Company that existing customers purchase more VOIs, and the customers at closing were assumed to act similarly. After assuming an upgrade rate and an attrition rate for the customers to predict the revenues generated over time, costs and expenses were deducted to result in the after-tax cash flows. The value of the customer relationships was then set by taking the present value of the after-tax cash flows.

Management Contracts

The Company acquired four management contracts. Each was valued at the expected present value of the after-tax cash flows generated over the estimated useful life of such contract. The expected cash flows projected were based off the terms of the management contracts, and adjusted for inflation and the costs and expenses required to generate the revenues under such contracts.

Unsold Vacation Interests, net

Unsold Vacation Interests, net was comprised of:

•	Developer-owned inventory that was valued at the present value of the after-tax cash flows generated during the estimated period of time it would take to sell the entire amount of inventory purchased;

•

Buildings at the Cabo Azul resort, including the cost of the land, building and other hard costs and based on the appraised value of the property. Construction in process also included the costs of consulting services related to the development and operation of resort properties through the end of 2013; and

•	Land acquired that was fair valued by a third party based on market comparisons. The Company acquired such land in Hawaii, Las Vegas and Cabo.

Amounts Due from Related Parties

The value included an ownership association receivable, late fees and assessments. The value also accounted for the estimated collectability of these receivables.

Other Receivables

The value included other loan receivables net of allowance, pending loans, and accrued interest receivables. The value also accounted for the estimated collectability of these receivables.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets consisted of maintenance fees that are paid in the first month of each quarter for the current quarter, prepaid insurance fees, and a villa in one of the buildings acquired.

Property and Equipment, net

All of the property and equipment acquired by the Company was valued by a third party and is depreciated in a straight line over the estimated useful life of the asset.

Unaudited Consolidated Financial Statements

Notes to the Unaudited Condensed Consolidated Financial Statements

Note 17. Commitment and Contingencies, page F-113

34.	We note your disclosure that the plaintiffs in the FLRX case filed a lawsuit against Diamond Resorts Corporation and Diamond Resorts Parent, LLC for the judgment entered against FLRX. Please tell us how you determined it was still appropriate to only accrue $1.1 million of the judgment.

Response:

As described on page F-113 of the Registration Statement, FLRX, Inc. (“FLRX”) was named as a defendant in a lawsuit originally filed in July 2003 and, in January 2010, a Washington state court entered a judgment against FLRX. FLRX appealed this verdict and, on November 14, 2011, the Company received notice that the Court of Appeals for the State of Washington affirmed the lower court decision upholding the judgment against FLRX. FLRX filed a petition for review with the State Supreme Court; however, the petition was denied. At September 30, 2012, Diamond LLC had an estimated litigation accrual of $1.1 million in accrued liabilities on its consolidated balance sheet, which represents the write-down of its investment in FLRX to zero.

As described in the Registration Statement, in April 2012, the plaintiffs in this FLRX case filed a separate lawsuit in the Washington state court against Diamond LLC and Diamond Resorts Corporation alleging that these entities manipulated the corporate form of FLRX and caused fraudulent transfers of assets from FLRX to these entities. After considering this lawsuit and the claims made therein, and based upon advice from legal counsel, management of Diamond LLC determined that, at September 30, 2012, it was not probable that the lawsuit brought against Diamond LLC and Diamond Resorts Corporation would result in any liability of Diamond LLC, Diamond Resorts Corporation or their subsidiaries. Accordingly, management of Diamond LLC did not make an accrual, as of September 30, 2012, with respect to any liability that may arise pursuant to such lawsuit brought against Diamond LLC and Diamond Resorts Corporation in its financial statements in accordance with Accounting Standards Codification 450. Management of Diamond LLC will, however, continue to evaluate this lawsuit going forward and consider whether it would be necessary to make an accrual with respect to any potential liability relating to such lawsuit in the future.

Item 16. Exhibits and Financial Statement Schedules, page II-5

35.	Please file your remaining exhibits as soon as possible in order to allow us sufficient time to review those documents. If you are not prepared to file your legal opinion with your next amendment, please provide a draft opinion for us to review.

Response:

The Registration Statement has been revised in the Amendment to include a draft of the legal opinion to be issued by the Company’s counsel as an exhibit to the Registration Statement.

The Company intends to file the remaining exhibits to the Registration Statement with the Company’s next amendment to the Registration Statement and/or the annual report on Form 10-K for the year ended December 31, 2012 to be filed by Diamond Resorts Corporation (in which case, the Company will list such documents in the Index to Exhibits included in the Registration Statement and include a cross reference to such documents filed with the annual report on Form 10-K).

We believe that the responses above fully address the comments contained in the Letter. If you have any questions regarding the Amendment or the above responses, please contact the undersigned at 312-902-5493. Thank you for your prompt attention to this matter.

Very truly yours,

Mark D. Wood

Enclosures

cc:	David F. Palmer

C. Alan Bentley

Howard S. Lanznar

Lisa Gann

Jared T. Finkelstein

Kris F. Heinzelman

Joseph D. Zavaglia